Exhibit 99.2

March 13, 2012

To: Kevin Davidson, President & CEO, BioDrain Medical Inc.

From: Joshua Kornberg, Managing Partner, Atlantic Partners Alliance, LLC

RE: Restructuring Agreement

Kevin,

This letter is to confirm our agreement regarding my assistance in restructuring certain components of Biodrain Medical Inc.’s capital including, but not limited to, the accounts payable and outstanding convertible debt. The service will include facilitating a negotiation with the company’s existing vendors and creditors. The fee for service will consist of monthly payments of $15,000 as well as 300,000 shared of the company’s (bior.ob) common stock. The common stock will be granted with anti-dilution rights based on the existing common shares outstanding of approximately 30mm (The calculation for the number of shares granted as a percentage of total existing common shares outstanding excludes the number of shares that would be added from the conversion of existing of future warrants, options, debt, or other securities). The first payment shall be made via wire on March 19, 2012 for the service to commence. In addition, the company shall reimburse Mr. Kornberg for any costs and or/or fees in connection with negotiating and facilitating the transactions.

Sincerely,

Joshua Kornberg

BioDrain Medical, Inc.

By: /s/ Kevin Davidson

Name: Kevin Davidson

Title: President & CEO

Address: